www.linkedin.com/in/caseylawlor (LinkedIn)

Top Skills

Entrepreneurship
Business Development
Sales

Languages

Spanish (Limited Working)

Honors-Awards

Washington University in St. Louis Olin Business Cup Champion
$25k Startup Pitch 180 Audience Award Winner

Publications

Terminal Velocity: How To Make the Most of An Accelerator Program

Casey L.

CEO & Cofounder - UnVale
Denver, Colorado, United States

Summary

3x founder working on my next big thing, UnVale.

UnVale is the home for the earliest creatives to share art, writing, and craft stories. UnVale has the tools to organize multiple content types and social functionality to stay motivated as you create. Invested in by Antler, UnVale has grown to over 35k users who dream of making the next massive story, webcomic, movie, or media franchise.

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Experience

UnVale

Cofounder and CEO of UnVale
July 2021 - Present (3 years)
Denver, Colorado, United States

Cofounder of UnVale, the first social network for creatives to build n public. Our mission is to help talented artists, writers, and storytellers earn a living from their creations. We are a diverse, creative team who have built a platform for over 100k creatives to start developing the next massive fandom online.

The Future Farm

Strategic Supporter of The Future Farm
April 2021 - Present (3 years 3 months)
London, England, United Kingdom

The Future Farm is a global organization and community dedicated to healthier entrepreneurship.

With mental, emotional, and psychological health and wellbeing of entrepreneurs and leaders at its core, The Future Farm is focused on moving from fixing the problem to prevention. It is a place for entrepreneurs and leaders to talk about their raw stories, improve resilience and help others within the entrepreneurial ecosystem, to change the society at large for the better.

Prosperity Farm

Investor

December 2019 - Present (4 years 7 months)

Lesotho

One of the largest cannabis farms in all of Africa, growing premium medical products for global distribution.

CleanFiber

Investor

November 2018 - Present (5 years 8 months)

Buffalo/Niagara, New York Area

CleanFiber™ makes high-performance cellulose insulation from recycled corrugated cardboard boxes and other clean sources of high quality fiber. The company was formerly known as Ultracell Insulation and was founded by veteran cellulose installers, who wanted to see this industry thrive despite declining supplies of old newsprint (which is the primary feedstock of the industry today).

Antler

Founder in Residence

September 2023 - December 2023 (4 months)

Boulder, Colorado, United States

UnVale was one of <2% of applicants selected into the accelerator fall Boulder cohort and one of 7 startups in the cohort to receive Antler VC funding.

ToMarket.Farm

Board Member

August 2018 - September 2023 (5 years 2 months)

Greater Denver Area

ToMarket is an online platform for chefs and purveyors that connects ordering, marketing, and invoicing all in one place. We exist to serve the millions of hungry, intelligent people and families that care what goes into their environment and bodies. We're here to bring the best products to the fingertips and bellies of those people. At ToMarket we bring the people to the farmers and the farmers to you.

GoodMatch.org

Cofounder

April 2020 - May 2021 (1 year 2 months)

Austin, Texas, United States

GoodMatch is a nonprofit discovery platform that allows you to connect, support, and engage with local organizations working on the causes you care about most. Our team, entirely comprised of volunteers, believes that small contributions by many can make the impossible, possible. At GoodMatch, our goal is to make it a little easier to find, donate to, and volunteer at nonprofits to help elevate our communities, inspire our people, and improve the global condition.

Unified Pictures
Investor - Animated Film
January 2019 - April 2021 (2 years 4 months)

Unified Pictures is a Los Angeles-based production company that develops, produces and finances original and engaging content for live-action and animated films. In 2017, Unified North America began delivering high-end, commercial movies for global audiences, with a mandate to serve as a top-tier supplier of mainstream projects for both the studios and major independent distributors worldwide.

Startupbootcamp
EIR - Startupbootcamp - Focus Food and Sustainability
July 2018 - March 2020 (1 year 9 months)
Greater Denver Area

Working with Startupbootcamp to foster accelerator programs and startups focused on sustainable food and agtech, and humanistic approaches to health. Startupbootcamp started in 2010 and now operates globally with 20+ industry-focused programs with two other previous Foodtech programs in Amsterdam and Rome.

Hijro (formerly Fluent)
Co-Founder and CMO
March 2015 - April 2017 (2 years 2 months)
Greater New York City Area

Casey co-founder and CMO of Hijro focused on marketing strategy, thought-leadership, business development, and investor relations. Hijro raised $2.5MM from Draper, Thomson Reuters, ffVC, and UMB Bank and had pilots with JPMC and Wells Fargo.

Startupbootcamp FinTech
Entrepreneur In Residence
January 2016 - May 2016 (5 months)
Greater New York City Area

Casey assisted in the Entrepreneurs in Residence program at SBCNY providing support to startups and assisting businesses model development. Startup Bootcamp has unparalleled hands-on mentorship from over 100 industry experts in addition to providing office space in the heart of New York, seed funding, and access to a global network of investors and corporate partners from across the fintech industry.

A group of amazing partners support the Startupbootcamp program including Mastercard, Rabobank, Santander, Thomson Reuters, Route 66 Ventures, Deutsche Bank and WilmerHale.

Plug and Play Tech Center
Batch 4 - Fintech Company
June 2015 - December 2015 (7 months)

Plug and Play Tech Center is early stage investor, accelerator and corporate innovation platform with global headquarters in Sunnyvale, California in the Silicon Valley. Plug and Play runs two programs per year in each industry and location and has 300 corporate partners and 200 venture capitalists in its ecosystem.

Creative Producers Group
Event Production
August 2013 - December 2013 (5 months)
St. Louis

Worked directly on many aspects of event production, from talent research, logistics, marketing, and hands-on production at numerous locations. Worked on revamping the CPG social media voice and digital branding

Washington University in St. Louis
Communications
March 2011 - August 2011 (6 months)
St. Louis

Worked independently on sustainability projects and promoted recycling on campus. Selected the new trash and recycling cans for the Brown School that eventually were rolled out campus-wide. Shadowed award-winning TOKY Design Photographer Geoff Story for multiple photo shoots of WUSTL Campus.

Subway
Sandwich Artist
April 2008 - September 2008 (6 months)

Greater St. Louis Area

You gotta start somewhere

Education

Washington University in St. Louis

Bachelor of Arts (B.A.), Psychology, Marketing · (2010 - 2014)

University of Cape Town

Sociology · (2013 - 2013)